Mail Stop 3561

March 14, 2007

John Olinski
IndyMac MBS, Inc.
155 North Lake Avenue
Pasadena, California 91101

Re: IndyMac MBS, Inc.
Registration Statement on Form S-3
Filed February 14, 2007
File No. 333-140726

Dear Mr. Olinski:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed pursuant to the 1934 Act requirements.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Base Prospectus

Risk Factors, page 5

5. Please update the risk factor section to discuss the current conditions in the housing market. Include in this discussion, the recent increases in payment defaults and foreclosures, the changes in real estate values and the impact of non-conventional mortgages in that regard. If applicable, also address the inability of mortgage loan originators to repurchase mortgage loans in accordance with their agreements as a result of financial difficulties, bankruptcies, etc.

Prospectus Supplement (reverse mortgages)

General

6. Please use the terminology set forth in Regulation AB with respect to the parties involved in the transaction. For example, you refer to the "seller" throughout the document when it appears that you are in fact referring to the originator. If IndyMac MBS has separate roles as seller and originator, please advise. Otherwise, revise throughout your document as appropriate.

7. Please expand your table of contents to list all of the various subsections in the prospectus supplement to assist investors locate the relevant disclosure on the offered securities. For example, we note you include a number of cross-references to subsections in the summary, however, the subsections are not provided in the table of contents. Please revise accordingly.

8. We note the statement, "[i]f the description of your notes differs from the related description in the prospectus, you should rely on the information in this prospectus supplement." Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

9. We note on page 16 of the base prospectus that you may use a prefunding period. Please include bracketed language indicating that you will disclose information required by Item 1111(g)(6) and 1111(g)(7) of Regulation AB.

Summary, page S-6

10. Please include bracketed language to disclose in the summary the information required by Item 1103(a)(5) of Regulation AB regarding prefunding period.

11. Please disclose the expected final and final scheduled maturity or principal distribution dates, if applicable. See Item 1103(a)(3) of Regulation AB.

12. Please disclose the aggregate principal amount of all securities offered. Refer to Item 1102(e) of Regulation AB.

13. We note that there is a minimum rating that must be assigned. Please confirm that the notes are investment grade.

14. We encourage you to provide a graphic illustration(s) of the flow of funds, payment priorities and allocations and any other material features of the transaction to assist investors understand the payment flow on the notes that are being offered. Please refer to Item 1103(a) of Regulation AB.

The [Reverse] Mortgage Pool, S-21

15. We note the parenthetical in the title of this section. Please tell us if you intend to include mortgages other than reverse mortgages into the pool.

16. As a follow up to the comment above, please tell us what types of reverse mortgages you intend to include in the pool, such as the program under which they are originated or whether they are insured. Please expand your disclosure to include a detailed discussion, as applicable. To the extent that the pool will include reverse mortgage loans originated under different programs, please provide a distribution table to outline that information you intend to provide.

17. Please disclose the method of and the criteria by which the mortgage loans are selected for the transaction. Refer to Item 1111(a)(4) of Regulation AB.

18. To the extent 10% or more of the pool assets are located in any one state or geographical region, disclose factors specific to such state or region that may materially impact the pool. Please refer to Item 1111(b)(14) of Regulation AB.

19. We note the delinquency discussion on page S-33. Please tell us what consideration you have given to the delinquent asset limitation requirement under General Instruction I.B.5.(a)(iii) of Form S-3. In addition, address what consideration, if any, you have given to providing tabular information of the delinquent assets in 30/31 day buckets. See Items 1111(c) and 1100(d) and Section 1.01 of Regulation AB Telephone Interpretations.

Servicing of Mortgage Loans, page S-31

20. You state in this section that if the borrower's fails to repay the mortgage loan at maturity that the loan is delinquent. This disclosure is confusing given the definition of "maturity event" as defined on page S-48 in the "Glossary of Terms" section of this prospectus supplement. With a view to better disclosure, please revise your disclosure to include a detailed discussion of the salient aspects of reverse mortgage loans to explain how they function and noting the difference from traditional mortgage loans, including the servicing, the determination of delinquencies and the maturity of reverse mortgages.

21. We note the bracketed language, "Financial Freedom to provide the numbers and information." Please revise to indicate that it will include all the information required by Item 1108. The disclosure should address the servicing practices for reverse mortgage loans; including a discussion of the factors involved in servicing reverse mortgage loans and the servicer's processes and procedures designed to address such factors. Refer to Item 1108(c) of Regulation AB.

22. Further, please include similar bracketed language indicating that it will also, as the sponsor, provide information of its past similar securitizations involving (reverse) mortgage loans as well as any other information or factors related to it that may be material to an analysis of the performance of the mortgage loans, as required by Item 1104 of Regulation AB.

23. Please include bracketed language stating that you will disclose each entity's origination program if the entity is expected to originate 20% or more of the pool assets as required by Item 1110(b) of Regulation AB.

Description of the Notes, page S-42

24. While we note your disclosure on the cover page that the credit enhancement for each class of notes varies, the discussion in this section does not clearly explain this. Please revise your disclosure to provide a discussion of the credit enhancements and how it is designed to ensure timely payment on the notes which are backed by reverse mortgages. Please refer to Item 1114(a) of Regulation AB.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from

> its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
> - The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact H. Yuna Peng at (202) 551-3391 or me at (202) 551-3315 with any other questions.

Regards,

Hanna Teshome
Special Counsel

cc: Edward J. Fine, Esq.
        Sidley Austin LLP
        Fax: (212) 839-5599